

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

Via E-mail
John W. Foster
Chief Executive Officer
Odyssey Pictures Corporation
2321 Coit Road, Suite E
Plano, TX75075

> **Re:** **Odyssey Pictures Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed October 15, 2012**
> **File No. 000-18954**

Dear Mr. Foster:

We issued comments on the above captioned filing on March 19, 2014. On July 8, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at 202-551-3680 or Loan Lauren P. Nguyen, Special Counsel, at 202-551-3642 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief